Exhibit 99.1

PRESS RELEASE

CENTOGENE Extends Strategic Partnership With Takeda to Continue Providing Access to Genetic Testing for Patients With Lysosomal Storage Disorders

•	The global market access and expansion partnership, initially established in 2015, aims to provide an efficient and timely diagnosis to patients with Lysosomal Storage Disorders (LSDs)

•	Diagnosis plays a critical role in guiding patients towards appropriate and readily available therapies that can enhance their quality of life

CAMBRIDGE, Mass., ROSTOCK, Germany and BERLIN, April 11, 2023 (GLOBE NEWSWIRE) -- Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced it has extended its partnership with Takeda (TSE: 4502/NYSE: TAK) to diagnose patients with Lysosomal Storage Disorders (LSDs).

Under the renewed one-year partnership agreement, CENTOGENE will continue to provide Takeda with access to diagnostic testing for patients around the world. The aim of the commercial fee-for-service agreement is to enhance patient access to rapid and reliable diagnostics for LSDs, including Fabry disease, Gaucher disease, and Hunter syndrome.

“We are excited to extend our partnership with Takeda to accelerate diagnosis and increase access to life-saving therapeutics for patients globally,” said Ian Rentsch, CENTOGENE Chief Commercial Officer and General Manager - Pharma. “Leveraging our targeted diagnostic portfolio, network of over 30,000 active physicians, and the CENTOGENE Biodatabank driving novel insights, we are uniquely positioned to deliver substantial value to our pharma partners throughout every stage of the development pipeline. This collaboration continues to play a vital role in the expansion of Takeda’s world-class enzyme replacement treatments and most importantly, brings life-changing answers to underserved patient communities.”

A key asset to the partnership is the CENTOGENE Biodatabank, which currently contains approximately 700,000 patients representing over 120 highly diverse countries, more than 70% of whom are of non-European descent, including a large share of pediatric cases. By integrating multiomic and multi-ethnic data, the CENTOGENE Biodatabank captures a holistic view to enable the most accurate diagnosis and guide clinical actions.

In January 2015, CENTOGENE originally entered into an agreement with Shire Pharmaceuticals, which was acquired in 2019 by Takeda, to provide diagnostic testing capability to enhance early diagnosis of patients suffering from rare genetic diseases. Last year, the contract was extended until March 2023.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com